News Release TSX-V: PDO 10-06 March 22, 2010

PORTAL APPOINTS JOHN M. MacRAE TO OIL & GAS ADVISORY BOARD

VANCOUVER, BRITISH COLUMBIA, March 22, 2010 – Portal Resources Ltd. ("Portal” or the "Company") (TSXv: PDO) (FWB: P5H) is pleased to announce the appointment of Mr. John M. MacRae, M.Sc., B.Sc., P. Geol., to the Company’s Oil and Gas Advisory Board.  Mr. MacRae is an accomplished petroleum geologist with over 40 years experience in Canada’s oil and gas industry.

Mr. MacRae brings to Portal extensive experience evaluating the geology and undiscovered petroleum and natural gas potential of the Western Canada Sedimentary Basin, as well as all British Columbia onshore and offshore sedimentary basins.  His past experience includes positions of increasing responsibility with the Province of British Columbia Ministry of Energy & Mines, serving as Director of Petroleum Geology (1988-1998), Section Head Reservoir Geology (1986-1988), and Reservoir Geologist (1982-1986).  Currently, through his private consulting company, he provides advisory services to major Canadian oil and gas companies.  He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists, and past President of the Geological Association of Canada, Pacific Section.

Portal’s strategic focus in the Western Canadian Sedimentary Basin is the identification and acquisition of property within traditional hydrocarbon producing areas with reservoir characteristics similar to western Alberta’s Pembina Cardium and southern Saskatchewan’s Bakken shale formations, which are proving optimal for economic production of light oil using horizontal drilling and multi-stage fracture completion methods pioneered in North America’s unconventional shale gas basins over the past 20 years.  The Company seeks to become a forerunner in the early identification and accumulation of prospective acreage within developing regions of Western Canada’s rapidly emerging unconventional oil and gas play while continuing to establish a foothold in the extension of other known shale oil formations.

Portal Resources Ltd. was founded in 1999 and is based in Vancouver, Canada with a focus on the exploration, development and exploitation of natural resources in North America. Please refer to the Company’s website at www.portalresources.net

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.” This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

For further information contact: Dan Gibbons or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net